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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*




                                  SkyWest, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   830879 10 2
                          ----------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

  CUSIP No.  830879 10 2                            Page   2   of   6   Pages

                                       13G

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sidney J. Atkin
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

                             192,451 (includes options to purchase 2,000 shares)
     NUMBER OF      ------------------------------------------------------------
       SHARES         6     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                 323,356
         EACH       ------------------------------------------------------------
     REPORTING        7     SOLE DISPOSITIVE POWER
       PERSON
         WITH                192,451 (includes options to purchase 2,000 shares)
                    ------------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                             323,356
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            515,807
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP No.  830879 10 2                            Page   3   of   6   Pages

                                       13G



Item 1.

      (a)   Name of Issuer:  SkyWest, Inc.

      (b) Address of Issuer's Principal Executive Offices: 444 South River Road, St. George, UT 84790


Item 2.

      (a)   Name of Person Filing:  Sidney J. Atkin (the "Reporting Person")

      (b)   Address of Principal Business Office:   685  South  Oakridge  Drive,
            Pine Valley, UT 84781

      (c)   Citizenship:  United States

      (d)   Title of Class of Securities:   Common  Stock,  No  Par  Value  (the
            "Common Stock")

      (e)   CUSIP Number:  830879 10 2


Item 3.

            This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4. Ownership

      (a)   Amount Beneficially owned:   515,807 shares,  which includes options
            that are currently exercisable for 2,000 shares of the Common Stock

      (b)   Percent of Class owned:  5.0%

      (c) Number of shares as to which the Reporting Person has:

            (i) sole power to vote or to direct the vote: As of December 31, 1997, the Reporting Person had sole power to vote or to direct the vote of 192,451 shares, which included 2,000 shares underlying currently exercisable options and 186,790 shares held by the Reporting Person as the trustee of a family trust.

            (ii) shared power to vote or to direct the vote: As of December 31, 1997, the Reporting Person shared the power to vote or to direct the vote of 323,356 shares, which included (i) 9,000 shares held by the Reporting Person's spouse, the voting power of which the Reporting Person may be deemed to share with his spouse, (ii) 307,500 shares held by the Reporting Person and his spouse as the general partners of a family limited

  CUSIP No.  830879 10 2                            Page   4   of   6   Pages

                                       13G



                  partnership and (iii) 6,856 shares held by the Reporting Person and his brother as the trustees of trusts for the benefit of the children of a nephew.

            (iii) sole power to dispose or to direct the  disposition  of: As of
                  December 31, 1997, the Reporting Person had sole power to dispose or to direct the disposition of 192,451 shares, which included 2,000 shares underlying currently exercisable options and 186,790 shares held by the Reporting Person as the trustee of a family trust.

            (iv)  shared  power  to  dispose  or  to direct the  disposition of:
                  As of December 31, 1997, the Reporting Person shared the power to dispose or to direct the disposition of 323,356 shares, which included (i) 9,000 shares held by the Reporting Person's spouse, the dispositive power of which the Reporting Person may be deemed to share with his spouse, (ii) 307,500 shares held by the Reporting Person and his spouse as the general partners of a family limited partnership and (iii) 6,856 shares held by the Reporting Person and his brother as the trustees of trusts for the benefit of the children of a nephew.

            The filing of this Amendment No. 8 to Schedule 13G shall not be construed as an admission that the Reporting Person, for purposes of
            Section 13(d) and 13(g) of the Securities Exchange Act of 1934, is the beneficial owner of all of the securities covered by this
            Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class

            This statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.


Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.



Item 8. Identification and Classification of Members of the Group

      Not applicable.

  CUSIP No.  830879 10 2                            Page   5   of   6   Pages

                                       13G



Item 9. Notice of Dissolution of Group

      Not applicable.


Item 10.    Certification

      Not applicable.

  CUSIP No.  830879 10 2                            Page   6   of   6   Pages

                                       13G


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  February  5 , 1998



By /s/  SIDNEY J. ATKIN
   --------------------------------------
        Sidney J. Atkin